November 14, 2008

T. Gary Rogers
Chairman of the Board
Levi Strauss & Co.
1155 Battery Street
San Francisco, California 94111

> **Re:** **Levi Strauss & Co.**
> **Form 10-K for the Fiscal Year Ended November 25, 2007**
> **Filed February 12, 2008**
> **File No. 2-90139**
> **Response Letter Dated October 31, 2008**

Dear Mr. Rogers:

We refer you to our comment letter dated October 17, 2008 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
Assistant Director
Division of Corporation Finance